Exhibit 99.1

Date: September 08, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex to Participate in the Prestigious H.C. Wainwright 24th Annual Global Investment Conference

Melbourne, Australia, September 08, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a pharmaceutical company developing medicinal cannabinoid products and psychedelic therapies for unmet medical needs, is pleased to announce that it will be featured as a presenting company at the H.C. Wainwright 24th Annual Global Investment Conference.

The conference is being held as a hybrid event on September 12-14, 2022, in New York and Incannex will attend the conference virtually. Mr Joel Latham, CEO of Incannex, will provide an overview of the Company’s business during the presentation.

If you are an institutional investor, and would like to listen to the Company’s presentation or request a 1x1 meeting, please click the following link (www.hcwevents.com/annualconference ) to register for the conference.

Event:  H.C. Wainwright 24th Annual Global Investment Conference (Hybrid Conference)

Date:  September 12-14, 2022

Time/Location:  Virtual to start on-demand on September 12 at 7:00 A.M. (U.S. eastern time)

Webcast Link: https://journey.ct.events/view/838ab43f-a0b8-4ce3-8d29-acfa96271137

1x1 virtual meeting availability: September 12-15 from 8:00am-6:00pm (U.S. eastern time)

H.C. Wainwright & Co. was founded in 1868 at the Union Bank Building in Boston, Massachusetts and is one of the United States’ oldest and leading financial institutions, providing investment banking, advisory and research services to public and private growth companies across multiple sectors.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: September 08, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786